

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

   Re: **Silverhill Management Services, Inc.**
       Amendment No. 4 to Registration Statement on Form S-1
       Filed February 18, 2010
       File No. 333-161052

Dear Ms. Lussier:

   This is to advise you that a preliminary review of the above amendment indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We note that you have not updated the financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X. This updating requirement also applies to the disclosure in your Management's Discussion and Analysis and elsewhere in the registration statement. For this reason, we will not perform a detailed examination of the amendment, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP